March 11, 2008

JoAnn M. Strasser, Esq.
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, Ohio 45202

Re: Meyers Investments Trust
File Nos.: 811-22180 and 333-149195

Dear Ms. Strasser:

We have reviewed the registration statement on Form N-1A for the Meyers Investments Trust (the "Trust") filed with the Commission on February 12, 2008. The registration statement has one series, the Meyers Aggressive Growth Fund (the "Fund"). Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Trust uses in its registration statement. Also, our records indicate that another investment company, the "Meyers Investment Trust", has been registered with us since April 1, 1996. Please revise the name of the Trust and Fund so that they will not be confused with the other investment company.

Prospectus

Page 11, Valuing the Fund's Assets

Because the Fund may have portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, disclose that the net asset value of the Fund's shares may change on days when shareholders will not be able to purchase or redeem the Fund's shares. See Instruction 2 to Item 6(a)(3) of Form N-1A.

<u>Page 12, Management of the Fund</u>

Please disclose Mr. Frank B. Meyers' length of service as portfolio manager for the Fund. See Item 5(a)(2) of Form N-1A.

<u>For More Information</u>

Please state whether the Fund makes its Statement of Additional Information available on or through the Fund's Web site at a specified Internet address. If the Fund does not make such information available in this manner, disclose the reasons why it does not do so. See Item 1(b)(1) of Form N-1A.

General Comments

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Please respond to this letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. You should provide a response to all comments. Where no change is made in the filing in response to a comment, please so indicate in a supplemental letter for the information of the staff and briefly state the basis for such position. Please note the Rule 472 requirement for copies marked to show changes from the previous filing. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Trust and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please direct any questions you may have regarding the filing or this letter of comment to me at (202) 551-6986.

Sincerely,

Patricia P. Williams
Accountant/Analyst